Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The authorized capital stock of Qumu Corporation (“Qumu,” “we,” “our,” or “us”) consists of 30,000,000 shares of capital stock, $0.01 par value. Unless otherwise established by our board of directors, all shares of capital stock are common stock. Qumu has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: its common stock, $0.01 par value.
The following summary of the general terms and provisions of our capital stock does not purport to be complete and is based upon and qualified by reference to our articles of incorporation and bylaws, which are filed as exhibits to our Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our articles of incorporation, our bylaws and the applicable provisions of the Minnesota Business Corporation Act, or MBCA, for additional information.
Common Stock
Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, and do not have cumulative voting rights. Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock.
Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive dividends, if any, as and when declared by our board of directors.
All outstanding shares of common stock are fully paid and nonassessable.
The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.
Transfer Agent
The transfer agent and registrar for our common stock is Equiniti Trust Company.
Listing
Our common stock is currently listed on the Nasdaq Capital Market under the symbol “QUMU”.
Preferred Stock
From the 30,000,000 shares of Qumu’s authorized capital stock, 250,000 shares have been designated as Series A Junior Participating Preferred Shares. We currently have no outstanding Series A Junior Participating Preferred Shares or any other shares of preferred stock. The Series A Junior Participating Preferred Shares are summarized below under “Anti-Takeover Effects of Provisions of our Articles of Incorporation, our Bylaws and Minnesota Law.”
Under our articles of incorporation, our board of directors is authorized to establish more than one class or series of shares from our capital stock and to fix the relative rights and preferences of any such different classes or series, without shareholder approval.
Our board of directors could authorize the issuance of additional shares of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that might involve a premium price for holders of the shares of common stock or otherwise discourage a transaction that holders of common stock might believe to be in their best interests.
Anti-Takeover Effects of Provisions of our Articles of Incorporation, our Bylaws and Minnesota Law
Some provisions of Minnesota law, our articles of incorporation and our bylaws contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that shareholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares. These provisions are summarized below:
Series A Junior Participating Preferred Shares
On September 17, 2003, our board of directors adopted resolutions designating a series of 250,000 preferred shares, $0.01 par value, designated as the Series A Junior Participating Preferred Shares. The Series A Junior Participating Preferred Shares were created in connection with our shareholder rights plan which expired on March 21, 2014.
Under the shareholder rights plan when it was in effect, if any person or group (the “Acquiring Person”) became the beneficial owner of 20% or more of our outstanding common stock, all other holders of our common stock would be entitled to purchase from us 1/100 of a Series A Junior Participating Preferred Share at a price of $35 per 1/100 of a Preferred Share, subject to adjustment. In the event that any person or group became an Acquiring Person, each holder of this Preferred Share purchase right, other than rights that are or were beneficially owned by the Acquiring Person (which would thereafter be void), would thereafter have the right to receive, upon exercise thereof at the then current exercise price of the right, that number of shares of our common stock having a market value of two times the exercise price of the right. The effect of the shareholder rights plan was to dilute the Acquiring Person thereby making the cost of abusive unsolicited takeover practices prohibitive and create an incentive for a potential acquiror to negotiate in good faith with our board of directors.
Although the shareholder rights plan expired on March 21, 2014, our board of directors has the right to reinstate the shareholder rights plan or adopt a new shareholder rights plan without shareholder approval.
The resolutions creating the Series A Junior Participating Preferred Shares provide that the holders of Series A Junior Participating Preferred Shares are entitled, in preference to holders of common stock, to such dividends as our board of directors may declare out of funds legally available for the purpose. Each Series A Junior Participating Preferred Share is entitled to a minimum preferential quarterly dividend payment of $1 per share but is entitled to an aggregate dividend of 100 times the dividend declared per share of common stock whenever such dividend is declared. In the event of liquidation, the holders of Series A Junior Participating Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each Series A Junior Participating Preferred Share will have 100 votes, voting together with common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each Series A Junior Participating Preferred Share will be entitled to receive 100 times the amount received per share of common stock. These rights will be protected by customary anti-dilution provisions. Series A Junior Participating Preferred Shares are not redeemable.
Because of the nature of the Series A Junior Participating Preferred Shares’ dividend, liquidation and voting rights, the value of a one one-hundredth interest in a Series A Junior Participating Preferred Share should approximate the value of one share of common stock.
Designation of Capital Stock
The ability of our board of directors to designate classes or series of stock from our authorized capital stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.
Shareholder Meetings
Under our bylaws, regular meetings of our shareholders may be called only by our board of directors.
Under our bylaws, special meetings of our shareholders may be held at any time and for any purpose and may be called by our president, treasurer, two or more directors or by a shareholder or shareholders holding 10% or more of the voting power of all shares entitled to vote on the matters to be presented to the meeting, except that a special meeting for the purpose of considering any action to directly or indirectly facilitate or affect a business combination, including any action to change or otherwise affect the composition of the board of directors for that purpose, must be called by 25% or more of the voting power of all shares entitled to vote.

Requirements for Advance Notification of Shareholder Nominations and Proposals
Nominations for election to our board of directors may be made by or at the direction of the board of directors or by a shareholder who follows the advance notice procedures described in Section 3.14 of our bylaws. In general, a shareholder must submit a written notice of the nomination to our corporate secretary at least 120 days before the date that is one year after the date of our proxy statement for the prior year’s regular meeting, together with required information regarding the shareholder and each person the shareholder proposes to nominate.
Shareholders can propose business, other than nominations to our board of directors, to be considered at a regular meeting of shareholders only if a shareholder follows the advance notice procedures described in Section 2.10 of our bylaws. In general, a shareholder must submit a written notice of the proposal together with required information regarding the shareholder and the shareholder’s interest in the proposal to our corporate secretary at least 120 days before the date that is one year after the date of our proxy statement for the prior year’s regular meeting.
Unanimous Shareholder Action by Written Consent
Our bylaws permit shareholders to take any action that might be taken at a meeting of the shareholders by written action, but only if it is signed by all of the shareholders entitled to vote on that action.
Provisions of Minnesota Law
We are governed by the provisions of Section 671 (Control Share Act), Section 673 (Business Combination Act) and Section 675 (Takeover Provisions) of the MBCA. These provisions may have an effect of delaying, deferring or preventing an unsolicited takeover of Qumu and deprive our shareholders of an opportunity to sell their shares at a premium over the market price. The following description of certain provisions of the MBCA is only a summary and does not purport to be complete and is qualified in its entirety by reference to the MBCA.
In general, Section 671 of the MBCA provides that shares of an “issuing public corporation,” such as Qumu, acquired by an “acquiring person” in a “control share acquisition” that exceed the threshold of voting power of any of the three ranges identified below will not have voting rights, unless the issuing public company’s shareholders vote to accord such shares the voting rights normally associated with such shares. A “control share acquisition” is an acquisition, directly or indirectly, by an “acquiring person” (as defined in the MBCA) of beneficial ownership of shares of an issuing public corporation that, but for Section 671, would, when added to all other shares of the issuing public corporation beneficially owned by the acquiring person, entitle the acquiring person, immediately after the acquisition, to exercise or direct the exercise of a new range of voting power of the issuing public corporation with any of the following three ranges: (i) at least 20 percent but less than 33.33 percent; (ii) at least 33.33 percent but less than or equal to 50 percent; and (iii) over 50 percent. Shares acquired in a control share acquisition in excess of any of the three thresholds will have not voting rights, unless voting rights are accorded such shares by an affirmative vote by the issuing public company’s shareholders. Acquisition of beneficial ownership of shares includes the acquisition of the power to vote or direct the voting of shares, whether that power is shared within a group or is held by one shareholder. Certain acquisitions of voting power are exempt from Section 671, including acquisitions directly from the issuing public company. The issuing public company also has an option to call for redemption all, but not less than all, shares acquired in the control share acquisition that exceed 20% of the outstanding voting power (or such higher threshold of voting power for which shareholder approval has not been obtained) at a price equal to the fair market value of the shares at the time the call is given if (i) the acquiring person fails to deliver the information statement to the issuing public company by the tenth day after the control share acquisition; or (ii) shareholders have voted not to accord voting rights to the shares acquired in the control share acquisition.
In general, Section 673 of the MBCA prohibits a public Minnesota corporation from engaging in a business combination with an interested shareholder for a period of four years after the date of the transaction in which the person became an interested shareholder, unless either the business combination or the acquisition by which such person becomes an interested shareholder is approved in a prescribed manner before the person became an interested shareholder. The term “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who is the beneficial owner, directly or indirectly, of 10% or more of a corporation’s voting stock, or who is an affiliate or associate of the corporation, and who, at any time within four years before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the corporation’s outstanding voting stock. Section 673 does not apply if a committee of our board of directors consisting of one or more of our disinterested directors (excluding our current and former officers and employees) approves the proposed transaction or the interested shareholder’s acquisition of shares before the share acquisition date or on the share acquisition date but before the interested shareholder becomes an interested shareholder.
If a takeover offer is made for our stock, Section 675 of the MBCA precludes the offeror from acquiring additional shares of stock (including in acquisitions pursuant to mergers, consolidations or statutory share exchanges) within two years following the completion of the takeover offer, unless shareholders selling their shares in the later acquisition are given the opportunity to sell their shares on terms that are substantially the same as those contained in the earlier takeover offer. A “takeover offer” is a tender offer which results in an offeror who owned ten percent or less of a class of our shares acquiring more than ten percent of that class, or which results in the offeror increasing its beneficial ownership of a class of our shares by more than ten percent of the class, if the offeror owned ten percent or more of the class before the takeover offer. Section 675 does not apply if a committee of our board of directors approves the proposed acquisition before any shares are acquired pursuant to the earlier tender offer. The committee must consist solely of directors who were directors or nominees for our board of directors at the time of the first public announcement of the takeover offer, and who are not our current or former officers and employees, offerors, affiliates or associates of the offeror or nominees for our board of directors by the offeror or an affiliate or associate of the offeror.